# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc., CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 E. Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 01/10/2025
Filed by CIK 0002036637
Persons authorized to receive notices and communications: THE AI CATALYST FUND, LP, 1 W 4th Street, Suite 740, Winston-Salem, North Carolina (NC), 27101, (917) 771-8179; KING & SPALDING LLP, Attention: Jonathan M.A. Melmed, 1185 Avenue of the Americas, New York, New York (NY), 10036, (212) 556-2100

## Reporting persons
- The AI Catalyst Fund, LP (CIK 0002036637): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,397,500; sole dispositive power 0; shared dispositive power 1,397,500; aggregate amount beneficially owned 1,397,500 (9.8% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of the Issuer (as defined below) outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2024.
- The AI Catalyst Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,397,500; sole dispositive power 0; shared dispositive power 1,397,500; aggregate amount beneficially owned 1,397,500 (9.8% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of the Issuer outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2024.
- David Mounts Gonzales: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,397,500; sole dispositive power 0; shared dispositive power 1,397,500; aggregate amount beneficially owned 1,397,500 (9.8% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of the Issuer outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ModivCare Inc.
Address of issuer's principal executive offices: 6900 E. Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Comment: This statement relates to the Common Stock, $0.001 par value per share (the "Shares"), of ModivCare Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6900 E. Layton Avenue, 12th Floor, Denver, Colorado, 80237.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) The AI Catalyst Fund, LP, a Delaware limited partnership ("AICF"), with respect to the Shares directly and beneficially owned by it;

(ii) The AI Catalyst Fund GP, LLC, a Delaware limited liability company ("AICF GP"), with respect to the Shares directly and beneficially owned by it; and

(iii) David Mounts Gonzales, as the President and sole managing member of AICF GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 1 W 4th Street, Suite 740, Winston-Salem, North Carolina 27101.
Present principal occupation or employment: The principal business of AICF is investing in securities. AICF GP serves as the general partner of AICF. Mr. Mounts Gonzales is the President and sole managing member of AICF GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of AICF and AICF GP are organized under the laws of the State of Delaware. Mr. Mounts Gonzales is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by AICF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,397,500 Shares beneficially owned by AICF is approximately $14,739,685, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding potential steps to unlock the intrinsic value of the Issuer's business, including, but not limited to, optimizing the Issuer's performance through the use of certain technology products of the Reporting Persons and their affiliates, enhancing corporate governance (including through potential changes to the composition of the Board), providing equity financing to the Issuer, and/or exploring a sale of the Issuer as a whole or in parts.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning equity financing, changes to the capital allocation strategy, capitalization, ownership structure including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 14,283,664 Shares outstanding as of November 1, 2024, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission November 7, 2024.

As of the date hereof, AICF directly beneficially owned 1,397,500 Shares, constituting approximately 9.8% of the Shares outstanding.

AICF GP, as the general partner of AICF, may be deemed to beneficially own the 1,397,500 Shares owned in the aggregate by AICF, constituting approximately 9.8% of the Shares outstanding. Mr. Mounts Gonzales, as the President of AICF GP and the sole managing member of AICF GP, may be deemed to beneficially own the 1,397,500 Shares owned in the aggregate by AICF, constituting approximately 9.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of AICF GP and Mr. Mounts Gonzales may be deemed to share the power to vote and dispose of the Shares owned by AICF.
Transactions in the class effected during the past sixty days: Exhibit 99.2 sets forth all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 16, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated January 16, 2025.
99.2 Schedule of transactions for Item 5(c) of Schedule 13D

## Signatures
- The AI Catalyst Fund, LP: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member (01/17/2025)
- The AI Catalyst Fund GP, LLC: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member (01/17/2025)
- David Mounts Gonzales: /s/ David Mounts Gonzales, David Mounts Gonzales (01/17/2025)